UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First BanCorp

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

318672102

(CUSIP Number)

Todd Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Principal Fund V (Delaware), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person PN

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person OO

(1)           Solely in its capacity as the general partner of Oaktree Principal Fund V (Delaware), L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP I, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person PN

(1)           Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital I, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person PN

(1)           Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons OCM Holdings I, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person OO

(1)           Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Holdings, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person OO

(1)           Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Group, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 41,155,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,155,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,155,686

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person OO

(1)           Solely in its capacity as the managing member of Oaktree Holdings, LLC

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Group Holdings, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 49,746,992

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,746,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,746,992

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person PN

(1)           Solely in its capacity as the holder of a majority of the voting units of Oaktree Capital Group, LLC and Oaktree AIF Holdings, Inc.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 49,746,992

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,746,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,746,992

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person OO

(1)           Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree FF Investment Fund AIF (Delaware), L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,591,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,591,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person PN

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund AIF Series, L.P. – Series I (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,591,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,591,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person PN

(1)           Solely in its capacity as the general partner of Oaktree FF Investment Fund AIF (Delaware), L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP AIF, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,591,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,591,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person OO

(1)           Solely in its capacity as the general partner of Oaktree Fund AIF Series, L.P. – Series I.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP III, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,591,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,591,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person PN

(1)           Solely in its capacity as the sole member of Oaktree Fund GP AIF, LLC.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree AIF Investments, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,591,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,591,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person PN

(1)           Solely in its capacity as the general partner of Oaktree Fund GP III, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree AIF Holdings, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,591,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,591,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,306

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person CO

(1)           Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

CUSIP No. 318672102	Schedule 13D

Item 1.                                                           Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (“Common Stock”), of First BanCorp, a Puerto Rico chartered financial holding company (the “Issuer”).  The address of the principal executive office of the Issuer is 1519 Ponce de Leon Avenue, San Juan, Puerto Rico 00908.

Item 2.                                                           Identity and Background.

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)                                  Oaktree Principal Fund V (Delaware), L.P., a Delaware limited partnership (the “PF V Fund”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

(2)                                  Oaktree Fund GP, LLC, a Delaware limited liability company (“Oaktree Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds, including PF V Fund;

(3)                                  Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree Fund GP I”), whose principal business is (i) to serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, including Oaktree Fund GP, or (ii) to act as the sole shareholder of certain controlling entities of certain investments funds;

(4)                                  Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree Fund GP and (ii) hold limited partnership interests in Oaktree Fund GP I;

(5)                                  OCM Holdings I, LLC, a Delaware limited liability company (“Oaktree Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I;

(6)                                  Oaktree Holdings, LLC, a Delaware limited liability company (“Oaktree Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Oaktree Holdings I;

(7)                                  Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity for each of the general partner and investment advisor of certain investment funds and separately managed accounts.

(8)                                  Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment advisor of certain investment funds and separately managed accounts.

(9)                                  Oaktree FF Investment Fund AIF (Delaware), L.P., a Delaware limited partnership (the “AIF Fund” and, together with the PF V Fund, the “Investors”), whose principal business is

CUSIP No. 318672102	Schedule 13D

investing in entities over which there is the potential for such fund to exercise significant influence;

(10)                            Oaktree Fund AIF Series, L.P. — Series I, a Delaware limited partnership (“Oaktree AIF”), whose principal business is to serve as, and perform the functions of, the general partner of the AIF Fund;

(11)                            Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Oaktree GP AIF”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree AIF;

(12)                            Oaktree Fund GP III, L.P., a Delaware limited partnership (“Oaktree GP III”), whose principal business is to (i) serve as, and perform the functions of, the sole member of Oaktree GP AIF and (ii) to hold limited partnership interests of AIF Series;

(13)                            Oaktree AIF Investments, L.P., a Delaware limited partnership (“Oaktree AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree GP III;

(14)                            Oaktree AIF Holdings, Inc., a Delaware corporation (“Oaktree AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree AIF Investments;

(15)                            Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP,” and together with PF V Fund, Oaktree Fund GP, Oaktree Fund GP I, Oaktree Capital I, Oaktree Holdings I, Oaktree Holdings, OCG, OCGH, AIF Fund, Oaktree AIF, Oaktree GP AIF, Oaktree GP III, Oaktree AIF Investments and Oaktree AIF Holdings, collectively, the “Reporting Persons”), whose principal business is the serve as, and perform the functions of, the general partner of OCGH.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”).  Annex A is incorporated herein by reference.  Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each Reporting Person and each Covered Person is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 318672102	Schedule 13D

Item 3.                                                           Source and Amount of Funds or Other Consideration.

On June 24, 2011, the Investors entered into an Investment Agreement (as amended and restated, the “Investment Agreement”) with the Company, which was amended and restated on July 14, 2011.  Pursuant to the Investment Agreement, the Company agreed to sell to the Investors an aggregate of 49,746,992 shares of Common Stock (the “Shares”) at a price of $3.50 per share in cash for an aggregate purchase price of $174,114,474.

On October 7, 2011 (the “Closing Date”), pursuant to the terms and subject to the conditions contained in the Investment Agreement, the Investors consummated the purchase of the Initial Shares, which was funded from the Investors’ contributed capital.

Item 4.                                                           Purpose of Transaction.

The Investors and the other Reporting Persons acquired the Shares for investment purposes pursuant to the Investment Agreement.  The Investors intend to participate in the management of the Issuer through representation on the Issuer’s Board of Directors.  For further information, see Items 2, 3 and 6 hereof, which are incorporated herein by reference.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Issuer will be acquired by the Investors or whether the Investors will dispose of shares of the securities of the Issuer.  At any time, additional securities of the Issuer may be acquired or some or all of the securities of the Issuer beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, based upon, among other things, prevailing market prices of the securities of the Issuer.  On October 12, 2011, the Investors agreed to acquire an additional 937,493 shares of Common Stock from an existing shareholder of the Company pursuant to a privately-negotiated transaction at a price of $3.50 per share in cash for an aggregate purchase price of $3,281,225, which is expected to close during the week of October 17 and will be funded from the Investors’ contributed capital.  The PF V Fund would acquire 775,588 shares of Common Stock and the AIF Fund would acquire 161,905 shares of Common Stock, constituting approximately 0.5% of the issued and outstanding Common Stock.

Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

CUSIP No. 318672102	Schedule 13D

Item 5.                                                           Interest in Securities of the Issuer.

(a)-(b)

As of the date of this Schedule 13D, the Investors own an aggregate of 49,746,992 shares of Common Stock, of which 41,155,686 shares of Common Stock are owned directly by the PF V Fund and 8,591,306 shares of Common Stock are owned directly by the AIF Fund, constituting approximately 24.3% of the issued and outstanding Common Stock.

Oaktree Fund GP, in its capacity as the general partner of the PF V Fund, has the ability to direct the management of the PF V Fund’s business, including the power to vote and dispose of securities held by the PF V Fund; therefore, Oaktree Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the PF V Fund.

Oaktree Fund GP I, in its capacity as the managing member of Oaktree Fund GP, has the ability to direct the management of Oaktree Fund GP’s business, including the power to direct the decisions of Oaktree Fund GP regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Fund GP I may be deemed to beneficially own the shares of Common Stock of the Issuer held by the PF V Fund.

Oaktree Capital I, in its capacity as the general partner of Oaktree Fund GP I, has the ability to direct the management of Oaktree Fund GP I’s business, including the power to direct the decisions of Oaktree Fund GP I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the PF V Fund.

Oaktree Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the PF V Fund.

Oaktree Holdings, in its capacity as the managing member of Oaktree Holdings I, has the ability to direct the management of Oaktree Holding I’s business, including the power to direct the decisions of Oaktree Holdings I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the PF V Fund.

OCG, in its capacity as the managing member of Oaktree Holdings, has the ability to direct the management of Oaktree Holdings’ business, including the power to direct the decisions of Oaktree Holdings regarding the vote and disposition of securities held by the PF V Fund; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the PF V Fund.

CUSIP No. 318672102	Schedule 13D

Oaktree AIF, in its capacity as the general partner of the AIF Fund, has the ability to direct the management of the AIF Fund’s business, including the power to vote and dispose of securities held by the AIF Fund; therefore, Oaktree Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree GP AIF, in its capacity as the general partner of Oaktree AIF, has the ability to direct the management of Oaktree AIF’s business, including the power to direct the decisions of Oaktree AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP AIF may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree GP III, in its capacity as the sole member Oaktree GP AIF, has the ability to direct the management of Oaktree GP AIF’s business, including the power to direct the decisions of Oaktree GP AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP III may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree AIF Investments, in its capacity as the general partner of Oaktree GP III, has the ability to direct the management of Oaktree GP III’s business, including the power to direct the decisions of Oaktree GP III regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Investments may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree AIF Holdings, in its capacity as the general partner of Oaktree AIF Investments, has the ability to direct the management of Oaktree AIF Investments’ business, including the power to direct the decisions of Oaktree AIF Investments regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Holdings may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

OCGH, in its capacity as (i) the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the PF V Fund and (ii) the controlling shareholder of Oaktree AIF Holdings, has the ability to appoint and remove directors of Oaktree AIF Holdings and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by each of the PF V Fund and the AIF Fund.

OCGH GP, in its capacity as the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the PF V Fund and the AIF Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the PF V Fund and the AIF Fund.

CUSIP No. 318672102	Schedule 13D

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except to the extent of such person’s pecuniary interest in shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported in this Schedule 13D are based upon 204,245,466 shares of Common Stock outstanding as of October 7, 2011, as represented by the Issuer on October 7, 2011.

(c)

Other than the transactions described in Item 3, none of the Reporting Persons, and to the best of their respective knowledge, none of the Covered Persons has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 24, 2011, the Issuer entered into the Investment Agreement, which was amended and restated on July 14, 2011, pursuant to which, on the Closing Date, the Issuer issued an aggregate of 41,155,686 shares of Common Stock to the PF V Fund and 8,591,306 shares of Common Stock to the AIF Fund.

For further information, see Item 4, which are incorporated herein by reference.

Under the Investment Agreement, the Issuer agreed to file as promptly as practicable, and in any event within 90 days after the Closing Date, a registration statement under the Securities Act of

CUSIP No. 318672102	Schedule 13D

1933 to register the resale of the Shares.  In addition, the Investors are entitled to piggyback registration rights in respect of the Shares.

The Investors are entitled to designate a person to serve on the Issuer’s Board of Directors and another person to attend meetings of the Issuer’s Board of Directors and Board committees as an observer for as long as the Investors continue to own in the aggregate at least 25% of the number of Shares acquired on the Closing Date (the “Qualifying Ownership Interest”).  The Investors have designated Michael Harmon as their representative to the Issuer’s Board of Directors.  For as long as the Investors own the Qualifying Ownership Interest, the Investors are entitled to:  (i) acquire from the Issuer at such time as the Issuer sells any Common Stock or securities that are convertible into or exchangeable for Common Stock or include a Common Stock component up to the amount of the new securities required to maintain such Investor’s proportionate ownership interest in the Issuer prior to the issuance of the new securities; and (ii) acquire from the Issuer at such time as the Issuer offers or sells any Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, to any other investor that acquired Common Stock on the Closing Date or its affiliates, for the same price and on the same terms as such other offer or sale, up to the amount of new securities equal to the aggregate amount of new securities that the Issuer offers to sell to such other investor or its affiliates.  In addition, for as long as the Investors own in the aggregate at least as many shares of Common Stock as any other entity or group of affiliated entities, if the Issuer offers to sell to any entity or group of affiliated entities Common Stock or securities that are convertible into or exchangeable for Common Stock, or include a Common Stock component, that would cause that entity or group of affiliated entities to own more shares of Common Stock than the Investors, the Issuer agrees to offer to sell to the Investors, for the same price and on the same terms, a number of new securities such that the Investors will own an amount of shares of Common Stock, after giving effect to the conversion or exercise of such new securities into Common Stock, equal to the number of shares of Common Stock owned by such other entity or group of affiliated entities.

In connection with the investment in the Issuer, the Reporting Persons and certain of their affiliates made customary passivity and anti-association commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System to ensure that the Reporting Persons and such affiliates will not, among other things, be deemed to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries for purposes of the Bank Holding Company Act of 1956. The Commitments are attached hereto as Exhibit 3 and are incorporated herein by reference.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the Shares.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement and the Commitments filed herewith as Exhibit 2 and Exhibit 3, respectively.

Item 7.                                                          Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1                                                  A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2                                                  Amended and Restated Investment Agreement, dated as of July 14, 2011, among the Company and the Investors.

Exhibit 3                                                   Commitments by Oaktree to the Board of Governors of the Federal Reserve System related to First BanCorp, dated October 3, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2011

OAKTREE PRINCIPAL FUND V (DELAWARE), L.P.

	By:	Oaktree Fund GP, LLC, its general partner
	By:	Oaktree Fund GP I, L.P., its managing member

	By:	/s/ Lisa Arakaki
		Name:	Lisa Arakaki
		Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
		Name:	Martin Boskovich
		Title:	Authorized Signatory

OAKTREE FUND GP, LLC

	By:	Oaktree Fund GP I, L.P., its managing member

	By:	/s/ Lisa Arakaki
		Name:	Lisa Arakaki
		Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
		Name:	Martin Boskovich
		Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

	By:	/s/ Lisa Arakaki
		Name:	Lisa Arakaki
		Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
		Name:	Martin Boskovich
		Title:	Authorized Signatory

[Signature Pages – Schedule 13D – Oaktree]

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC,
its General Partner

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC,
its Managing Member

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

[Signature Pages – Schedule 13D – Oaktree]

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC,
its general partner

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

[Signature Pages – Schedule 13D – Oaktree]

OAKTREE FF INVESTMENT FUND AIF (DELAWARE), L.P.

By:	Oaktree Fund AIF Series, L.P. — Series I, its general partner
By:	Oaktree Fund GP AIF, LLC, its general partner
By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OAKTREE FUND AIF SERIES, L.P. — SERIES I

By:	Oaktree Fund GP AIF, LLC, its general partner
By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OAKTREE FUND GP AIF, LLC

By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

[Signature Pages – Schedule 13D – Oaktree]

OAKTREE FUND GP III, L.P.

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.

By:	Oaktree AIF Holdings, Inc., its general partner

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President

[Signature Pages – Schedule 13D – Oaktree]